UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

HighPeak Energy, Inc.

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

43114Q 105

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Alamo Borden County IV, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons Nimitz Enterprises, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 5,498,472
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 5,498,472
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,498,472
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 4.3%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 128,420,923 shares of Common Stock outstanding as of November 2, 2023, as reported in the Issuer’s quarterly report on Form 10-Q filed November 6, 2023.

This Amendment No. 2 to the Statement of Beneficial Ownership on Schedule 13G (this “Amendment”) amends the Statement of Beneficial Ownership on Schedule 13G filed by the Reporting Persons on March 29, 2022, as previously amended by Amendment No. 1 filed by the Reporting Person on February 10, 2023 (collectively, the “Original Schedule 13G”), with respect to the Common Stock of the Company. Capitalized terms used but not defined in this Amendment shall have the meanings set forth on the Original Schedule 13G. Except as amended and supplemented by this Amendment, the Original Schedule 13G remains unchanged.

Item 1(a).	Name of Issuer

HighPeak Energy, Inc., a Delaware corporation (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

421 W. 3rd Street, Suite 1000

Fort Worth, TX 76102

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)	Alamo Borden County IV, LLC

(ii)	Nimitz Enterprises, LLC

Item 2(b).	Address of the Principal Business Office, or if none, Residence

1101 N. Little School Road

Arlington, TX 76017

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Common Stock, Par Value $0.0001 Per Share

Item 2(e).	CUSIP Number

43114Q 105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of Class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a–11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2024

ALAMO BORDEN COUNTY IV, LLC

By:	/s/ Jeffrey E. Hansen
Name:	Jeffrey E. Hansen
Title:	Manager

NIMITZ ENTERPRISES, LLC

By:	/s/ Jeffrey E. Hansen
Name:	Jeffrey E. Hansen
Title:	Vice President, General Counsel